Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

August 9, 2019

Michael Henderson

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hunter Maritime Acquisition Corp. Form 20-F for the Fiscal Year Ended December 31, 2018 Response dated June 14, 2019 File No. 001-37947

Dear Mr. Henderson and Mr. West:

On behalf of our client, Hunter Maritime Acquisition Corp., a Marshall Islands company (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 3, 2019 regarding the Company’s Form 20-F for the fiscal year ended December 31, 2018 submitted to the SEC on April 30, 2019 (the “Form 20-F”) and the Company’s response dated June 14, 2019.

The Staff’s comments are repeated below in bold and are followed by the Company’s proposed responses, which will be reflected in the Company’s future filings. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form 20-F.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

Christopher Dunham June 14, 2019 Page 2

Form 20-F for Fiscal Year Ended December 31, 2018

Our Service Process for E-APP Products, page 37

1.	We note from your response to comment four that if E-APP product is not fully subscribed within the subscription period the local financial asset exchange (“exchange”) will provide the subscribed-for amount to the borrower. Please revise your future filings to address the following:

●	Expand your disclosure to more clearly explain what is a “local financial asset exchange”.

Response: The Company will revise its future filings in response to the Staff’s comment as follows: “Financial asset exchanges are financial institutions approved by local government administrations for industry and commerce and financial service offices. These exchanges facilitate the trading of financial assets, non-standard assets and offer other financial services such as business consulting.”

●	Clarify whether you, or any other party (related or not), have any obligation or guaranty when funding is provided by an exchange.

Response: Certain guarantors for E-APP products are the Company’s related parties. Please refer to the Company’s response to comment 2 below. Other than as described in response to comment 2, neither the Company nor any other party (related or not) has any obligation or provides a guaranty when funding is provided by an exchange.

The Company will revise its future filings in response to the Staff’s comment.

2.	We note your response to comment four relating to performance guaranty obligations and that 31.0% of your 2018 E-APP transaction volume was guaranteed by related parties (i.e., entities owned by your founder(s) or key management of the company). Please address the following:

●	Tell us, and revise your future filings to clarify, where (and how) in the service process for E-APP products borrowers are introduced to guarantors. In this regard, clarify if borrowers may provide their own guarantors. In addition, clarify if there is a separate fee that borrowers or you must pay to related parties for guarantor services and quantify the fee amounts.

Response: The Company will revise its future filings in response to the Staff’s comment as follows: “For E-APP products, borrowers are responsible for providing their own guarantors. The guarantors are typically the borrowers’ parent companies, subsidiaries, affiliate companies or third-party finance companies (found by the borrowers on their own or recommended to the borrowers by our asset cooperative institutions). The guarantors may charge the borrowers guarantee fees. The Company, as the administrator, promoter and technical service provider, are not involved in the guarantee process and do not pay or receive any fees in relation to the guarantee process.”

Christopher Dunham June 14, 2019 Page 3

●	Tell us, and revise your future filings to discuss, if the company has receivables from related parties related to guaranty obligations. Quantify the amounts and tell us where those amounts are presented within Note 19 (Related Party Transactions and Balances) within your notes to the combined and consolidated financial statements.

Response: Although some of the guarantors for E-APP products are the Company’s related parties (please refer to the Company’s responses to the 3rd and 4th bullet points below), the guarantee process takes place entirely between the borrowers and guarantors; the Company is not involved in the guarantee process and does not record any payables or receivables from its related parties related to the guarantee process. Therefore, guarantee fees are not presented within Note 19 (Related Party Transactions and Balances) to the Company’s combined and consolidated financial statements.

●	Revise your disclosure in future filings to specify the names of the related parties. Also, tell us if the related parties (i.e., the guarantors) are variable interest entities and provide us with your accounting analysis. Refer to ASC 810-10.

Response: The table below sets forth the names of the related parties and their relationship with the Company. None of these related parties are variable interest entities.

Name of guarantor	Relationship with the Company
Beijing United Kai Yuan Finance Leasing Co., Ltd.	The Company’s founder indirectly holds a 40.18% equity interest in this entity

United Venture Financial Guarantee Group	The Company’s founder indirectly holds a 40.18% equity interest in this entity

Tianjin United Venture Capital Guarantee Co., Ltd.	The Company’s founder indirectly holds a 40.18% equity interest in this entity

Beijing Kai Yuan Finance Leasing Co., Ltd.	The Company’s founder indirectly holds a 25.75% equity interest in this entity

Liaoning Kai Yuan Finance Leasing Co., Ltd.	The Company’s founder indirectly holds a 25% equity interest in this entity

Shanghai Jinmao Asset Management Co., Ltd.	certain of the Company’s executive officers also serve as executive officers at this entity’s parent company

Christopher Dunham June 14, 2019 Page 4

Although these guarantors are the Company’s related parties, their guarantee arrangements with borrowers are the same as those between borrowers and other third party guarantors. In addition, the Company is not involved in the guarantee process in any way. As such, the Company does not believe the names of these related parties are material or meaningful disclosure for investors to understand the Company’s business.

The Company applies ASC 810-10-15-17(d) business scope exception (see below) to all entities listed above. ASC 810-10-15-17(d) provides as follows:

ASC 810-10-15-17(d) A legal entity that is deemed to be a business need not be evaluated by a reporting entity to determine if the legal entity is a VIE under the requirements of the Variable Interest Entities Subsections unless any of the following conditions exist (however, for legal entities that are excluded by this provision, other generally accepted accounting principles [GAAP] should be applied):

1.	The reporting entity, its related parties (all parties identified in paragraph 810-10-25-43, except for de facto agents under paragraph 810-10-25-43(d)), or both participated significantly in the design or redesign of the legal entity. However, this condition does not apply if the legal entity is an operating joint venture under joint control of the reporting entity and one or more independent parties or a franchisee.

2.	The legal entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting entity and its related parties.

3.	The reporting entity and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the legal entity based on an analysis of the fair values of the interests in the legal entity.

4.	The activities of the legal entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

The following companies are licensed PRC companies and have their own operations, financial resources and customer pool.

Beijing United Kai Yuan Finance Leasing Co., Ltd

United Venture Financial Guarantee Group

Tianjin United Venture Capital Guarantee Co., Ltd.

Beijing Kai Yuan Finance Leasing Co., Ltd.

Liaoning Kai Yuan Finance Leasing Co., Ltd.

Shanghai Jinmao Asset Management Co., Ltd.

Christopher Dunham June 14, 2019 Page 5

Therefore, they met the business definition under ASC 805-10-55-4.

i. The Company did not participate in the design or redesign of their legal entities.

ii. They do not conduct activities for the Company other than act as guarantors for the borrower and except for a few other ordinary business transactions disclosed on page F- 31 in note 19 to the combined and consolidated financial statements.. They also have other customers that generate revenues to support their operations.

iii. The Company does not provide any form of financial support to them.

As discussed above, the Company did not direct the activities that most significantly impact these entities’ economic performance. These companies have their own registered and paid in capital, have their own unique business models and customers, and accordingly can operate and survive independent of the Company. Therefore, the Company concluded ASC 810-10-15-17(d) business scope exception applies and they are not subject to ASC 810.

●	We understand from your response to comment 20 (refer to the 3rd bullet point) that none of your officers, or any other related parties are required, explicitly or implicitly, to fund any shortfall if the guarantor is unable to fulfill their guaranty obligations to lenders. Reconcile this statement with your disclosure on page F-36 (Guarantor - Related Parties) as well as the fact that 31.0% of your E-APP transaction volume is guaranteed by related parties (i.e., entities owned by your founder(s) or key management of the company).

Response: As shown in the Company’s response to bullet 3 above, certain of the guarantors for the Company’s E-APP products are deemed to be the Company’s related parties because (i) the Company’s founder has a an interest (less than 50%) in these entities or (ii) certain of the Company’s executive officers also serve as executive officers at one of these entities’ parent company. The Company’s founder and executive officers do not control these entities and therefore are not required, explicitly or implicitly, to fund any shortfall if the guarantor is unable to fulfill their guaranty obligations to lenders. Other than the guarantors mentioned above, which are required to fulfill their guaranty obligations to lenders, neither the Company, the Company’s officers or any other related parties are required, explicitly or implicitly, to fund any shortfall if the borrowers or guarantors are unable to fulfill their obligations to lenders.

Stage 4 Loan Disbursement, page 37

3.	We note your response to comment five relating to the service fees you charge. Please tell us your accounting in the event that the borrower does not authorize the custodian bank to transfer the service fees.

Response: After the loan amount that the borrower has applied for is fully raised, and before the Company transfers the loan amount from investors to the borrower, the borrower enters into loan agreements and a borrower consulting service agreement with the investors and the Company, among others, pursuant to which the borrower authorizes the custodian bank to transfer the service fees to the Company’s account with the custodian bank. As such, once the borrower enters into the borrower consulting service agreement, he has agreed to authorize the custodian bank to transfer the service fees to the Company. The Company will revise its future filings in response to the Staff’s comment.

Christopher Dunham June 14, 2019 Page 6

The Company further advises the Staff that historically, all of the Company’s borrowers have authorized the custodian bank to transfer service fees, and the Company has never encountered a situation where the borrowers do not authorize the custodian bank to transfer the service fees.

Key Factors Affecting Results of Operations

The regulatory environment in China, page 57

4.	We note your response to comment 10. Please revise your future filings to address the following:

●	Provide additional disclosure to discuss why you expect these regulations will only have a temporary impact on your business.

●	Provide disclosure which discusses the details of the “three reductions” including the implementation of the reductions and any other details that would help investors understand the timing and expected current and continuing impact on your financial statements.

Response: As noted in the Company’s responses dated June 14, 2019, the “three reductions” have adversely affected the Company’s P2P business. However, as the P2P business only accounts for a small portion of the Company’s overall business (in 2018, the P2P business contributed 8.8% of the Company’s total transaction and service fees and 12% of the Company’s total transaction volume), the “three reductions” have not had, and are not expected to have, any material adverse effect on the Company’s overall business.

In terms of timing, the “three reductions” are part of the Chinese government authorities’ compliance inspection, and it is currently uncertain for how long the “three reductions” will continue to be implemented.

Christopher Dunham June 14, 2019 Page 7

The Company proposes to further expand the third paragraph on page 5 of Form 20-F as follows (the additions proposed hereby are in italics and underlined; the additions proposed in the Company’s prior response dated June 14th, 2019 are also noted below, in italics but not underlined):

“Since July 2018, government authorities at various levels have issued notices regarding the “three reductions”. The “three reductions” require online lending information intermediaries to ensure that their loan balance, number of borrowers and number of lenders do not increase and will gradually decrease during the compliance inspection period. We have since then implemented a series of measures in order to comply with the requirements of “three reductions”. For example, in an effort to reduce the number of borrowers for our P2P business, we optimized our P2P product mix by increasing the proportion of business loans and lowering the proportion of individual consumption loans. In an effort to reduce the number of investors for our P2P business, we conducted fewer sales and marketing activities and increased certain investors’ investment thresholds. As of December 31, 2018, the number of borrowers and lenders for our P2P business both decreased compared to July 2018. In April 2019, Beijing Oriental received the Notice on Further Strict Implementation of ‘Three Reductions’ Goal from the Head Office of Chaoyang District, Beijing City for Special Rectification of Finance and Societal Risk, or the Notice ~~on the date of April 24th, 2019~~. The Notice stated that business scale of Beijing Oriental continued to grow, according to recent statistic data. The Head Office expected Beijing Oriental to rectify and meet the requirement of ‘three reductions’ on loan balance, borrowers and lenders in accordance with the newest policy. If Beijing Oriental cannot meet the requirement of ‘three reductions’, its rectification shall not be accepted and shall not pass administrative inspection. The Notice required Beijing Oriental to provide comprehensive and feasible action plans via email by April 25. Beijing Oriental provided its detailed plan to the designated email address before the deadline. In order to comply with the requirements of the “three reductions” and the Notice, we have implemented a series of measures, including but not limited to enhancing our risk management system and raising the eligibility criteria for P2P borrowers, which are expected to lower our P2P business’s outstanding loan balance (i.e. business scale) going forward. We will also continue to implement measures to ensure that our P2P business’ number of borrowers and lenders do not increase. As a result, the ~~short-term~~ business scale and growth of our P2P business has been adversely affected. It is currently uncertain how long the “three reductions” will continue to be implemented and its impact on our P2P business in the future. However, as the P2P business only accounts for a relatively small portion of our overall business (contributing 8.8% of our total transaction and service fees in 2018), these new regulations and policies have not had, and are not expected to have, any material adverse impact on our overall business.

●	Discuss if, and how, the “three reductions” will impact your E-APP services.

Response: The Company does not believe that the “three reductions” will impact the Company’s non-P2P business, including its E-APP business.

Christopher Dunham June 14, 2019 Page 8

Item 5. Operating and Financial Review and Prospects

Key Operational Metrics, page 63

5.	We note your response to comment 13. Please explain to us why you believe annualized transaction volume is more directly correlated with revenue, as well as, why you believe it better reflects your operating performance.

Response: The relationship between revenue, transaction volume and annualized transaction volume can be illustrated in the below table:

Transaction	Transaction volume	Annualized fee rate	Tenure	Annualized transaction volume[1]	Revenue[2]
A	US$100,000	5%	3 months	US$25,000	US$1,250
B	US$100,000	5%	12 months	US$100,000	US$5,000
C	US$400,000	5%	3 months	US$100,000	US$5,000

(1) annualized transaction volume for a particular transaction= transaction volume × tenure of the product (months) /12

(2) revenue for a particular transaction= transaction volume × tenure of the product (months) /12× annualized fee rate

As illustrated in the above table, although the transaction volume of Transaction A and Transaction B is both US$100,000, due to the difference in tenure (3 months vs. 12 months), the revenue derived from Transaction B (US$5,000) is four times of that of Transaction A (US$1,250), which directly correlates with their respective annualized transaction volume (US$100,000 vs. US$25,000). As to Transaction B and Transaction C, notwithstanding the fact that the transaction volume of Transaction C (US$400,000) is four times of that of Transaction B (US$100,000), due to the fact that they have different tenure (12 months vs. 3 months), the revenue they contribute is the same (US$5,000).

The tenure of the Company’s P2P products currently ranges from 15 days to 36 months. As such, compared to transaction volume, annualized transaction volume, which eliminates the impact of difference in tenure among different transactions, is more directly correlated to revenue and better reflects the revenue contribution of a particular transaction to the Company, and therefore better reflects the Company’s operating performance.

6.	We note your response to comment 15. Please tell us how the average fee rates in your proposed disclosure reconcile with those presented in your response to comment 14.

Response: The average transaction fee rates quoted in the Company’s response to comment 14 are calculated by dividing total gross revenue by annualized transaction volume for the respective periods, excluding VAT (“Method 1”); whereas the average fee rates quoted in the Company’s response to comment 15 are calculated by = ∑ (transaction volume of each loan × fee rate of each loan)/∑ (transaction volume of each loan), which is VAT-inclusive and has not netted off sales incentives (“Method 2”).

In response to the Staff’s comment and for consistency purposes, the Company will disclose the following gross revenue and average fee rates (which are calculated by Method 1) on page 63 of the Form 20-F in future filings:

Gross revenue(1)

	For the Years Ended December 31,
	2018	2017	2016
P2P	30,544,566	39,695,738	113,573,750
P2P - individual	19,223,903	38,940,902	31,202,559
P2P - business	11,320,663	754,836	82,371,191

Non-P2P	318,277,967	243,909,729	27,170,161
Exchange administered product program - business	288,804,550	1,016,048	-
Premier Wealth Management - business	29,473,417	243,909,729	27,170,161

(1) gross revenue is the sum of (i) transaction and service fee, (ii) transaction and service fee-related parties, (iii) sales incentives and (iv) fees charged by custodian bank.

Christopher Dunham June 14, 2019 Page 9

Average fee rate (2)

	For the Years Ended December 31,
	2018	2017	2016
P2P	5.5%	4.3%	3.9%
P2P - individual	5.0%	4.3%	2.6%
P2P - business	6.6%	4.1%	4.8%

Non-P2P	5.7%	4.3%	2.9%
Exchange administered product program - business	6.1%	4.8%	-
Premier Wealth Management - business	3.3%	4.3%	2.9%

(2) Average fee rate is calculated by dividing total gross revenue by annualized transaction volume for the respective periods, excluding VAT.

7.	Please revise your future filings to disclose the compensation rates for your E-APP services.

Response: As the local financial assets exchanges manage all matters related to the issuance, repayment and default of financial products registered thereat and do not provide any data related to default, the Company is not able to include the default rates or compensation rates for financial products registered at local financial assets exchanges. However, to the Company’s knowledge, it’s E-APP products’ default rate was 0 in 2018.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner